Exhibit 99.1

DESCARTES ANNOUNCES RESULTS OF ANNUAL SHAREHOLDER MEETING

WATERLOO, Ontario — May 31, 2018 — The Descartes Systems Group Inc. announced that the following matters, as set out in more detail in its Management Information Circular dated May 1, 2018, were considered and voted on by shareholders at the annual meeting of shareholders held on Thursday, May 31st, 2018 in Cambridge, Ontario (the “Meeting”).

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 67,973,164 which represented 88.49% of the 76,814,800 common shares of the Corporation that were outstanding as of the Record Date for the Meeting, being, April 23, 2018.

Election of Directors
On a vote by ballot, each of the following 8 nominees proposed by management was elected as a director of Descartes:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Beatson	66,757,766	296,361	99.56%
Deborah Close	66,967,714	86,431	99.87%
Eric Demirian	65,720,804	1,333,323	98.01%
Chris Hewat	57,985,809	9,068,318	86.48%
Dennis Maple	66,964,531	89,596	99.87%
Jane O’Hagan	66,921,106	133,021	99.80%
Edward Ryan	66,936,964	117,163	99.83%
John Walker	66,967,364	86,763	99.87%

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.  Voting was conducted by a show of hands.

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
67,881,978	89,986	99.87%

Say-On-Pay

On a vote by ballot, the “Say-On-Pay” resolution proposed by management of the Corporation was approved.

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
62,873,891	4,180,184	93.77%

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.

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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x202358
investor@descartes.com